UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FEG ABSOLUTE ACCESS TEI FUND LLC
(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS TEI FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Absolute Access TEI Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
(888) 268-0333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
(215) 988-2700

February 27, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $15,000,000(a)        Amount of Filing Fee: $2,046.00(b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,046.00

Form or Registration No.:  SC TO-I

Filing Party:  FEG Absolute Access TEI Fund LLC

Date Filed:  February 27, 2013

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Offer”) filed with the Securities and Exchange Commission on February 27, 2013, by FEG Absolute Access TEI Fund LLC, a Delaware limited liability company (the “Fund”), in connection with the offer to purchase for cash limited liability company interests, or portion of interests (“Interests”) of the Fund from the members of the Fund (the “Members”).  The Interests constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Interest as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on March 27, 2013 (the “Initial Notice Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.

Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:

a)	The seventh bullet point under Item 1 under the heading “Summary Term Sheet” is hereby amended to read as follows:

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

b)	The fifth paragraph under Item 4(a)(1)(ii) under the heading “Terms of the Tender Offer” is hereby amended to read as follows:

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

c)	The sixth bullet point under Item 1 of Exhibit B, “Offer to Purchase – Summary Term Sheet” is hereby amended to read as follows:

In the event that a Member requests repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

The information contained in the Supplement to Offer to Purchase dated March 13, 2013, attached as Exhibit A hereto, will be distributed to Members of the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS TEI FUND LLC

By:	/s/ Christopher M. Meyer
Name: Christopher M. Meyer
Title: President

March 13, 2013